SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Monthly Investor Update: Capacity, Cash Consumption and Liquidity

GOL maintains a strong liquidity position, with no significant debt maturities until 2024;

Capacity grows to 360 flights a day to meet a 36% increase in passenger demand;

Flights increasing to 500 per day in October -- advancing GOL’s market leadership in Brazil.

São Paulo, October 9, 2020 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s largest domestic airline, today provides its Investor Update for the month of September and the third quarter of 2020. All information is presented in Brazilian Reais (R$). The information below is preliminary and unaudited.

Since the last update on September 10, 2020, GOL increased its capacity to an average of 270 flights per day, a 42% increase from an average of 190 daily flights in August. On peak days, GOL operated 360 daily flights in September to service the 36% month-over-month improvement in demand for air travel. GOL’s consolidated gross sales for the month were over R$800 million and average load factor was 80%.

“In September, GOL once again saw healthy growth in demand for travel among Brazilians,” said Paulo Kakinoff, CEO. “We anticipate that trend will persist going forward, as searches and sales for GOL tickets continue to climb. We therefore fully expect these tailwinds to drive a further increase in our capacity during the coming months.”

At the outset of October, GOL increased its capacity to approximately 400 flights per day, and it expects to end the month with 500 daily flights, placing the Company’s operations at around 60% of the flight schedule in October 2019. During this current month, GOL will be operating 93 aircraft in its network and plans to re-open three more operational bases.

Added Kakinoff: “Our flexible operating model continues to prove ideal for meeting the return in demand for travel. We are taking confident and calibrated steps as we adapt our capacity and expand our network, and remain highly focused on balancing GOL’s capacity and costs. With no significant debt maturities until 2024, we can use our capacity discipline to expand profitability as operations continue to resume. We think that positions us competitively in the market for growth.”

The Company’s cash flow equilibrium has been a driving force of GOL’s efforts during the pandemic. Management believes the competitive advantages built over the years are the key pillar of GOL’s financial strength. The Company’s cost-efficient structure, support from stakeholders and partners, flexible fleet and network model, and the ongoing and significant return of Customer travel in the domestic market, firmly places GOL in a leadership role in the Brazilian airline industry.

Increasing GOL’s Flight Capacity to Meet Demand

GOL ended September 2020 with a total fleet of 129 B737s. With 71 aircraft operating in its network, the planned re-opening of three bases and an increase in flights between São Paulo and Rio de Janeiro, flight operations increased 42% over August 2020 and were equivalent to 36% of the same period last year. During the month, GOL ramped up to a peak of 360 daily flights, increasing frequencies in its hubs in São Paulo, Rio de Janeiro, Fortaleza, Salvador and Brasília.

Through the end of September 2020, GOL reduced its fleet by 10 Boeing 737 leased aircraft and plans to return an additional four aircraft by year-end. Most aircraft returns were already part of the fleet schedule projected last year and did not require contractual alterations, as the Company’s fleet plan had already incorporated the flexibility to adjust to the volatility of the air travel business. GOL has also retained even more asset flexibility, as its existing contracts allow it to reduce its fleet by up to another 30 aircraft in 2021-2022 if needed, which can be further reduced in the event that demand trends lower. Additionally, GOL reduced its 2020-2022 Boeing 737 MAX deliveries by 34 aircraft.

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Monthly Investor Update: Capacity, Cash Consumption and Liquidity

These cancellations represent a definitive reduction in capital expenditures for aircraft acquisition advances (PDPs) and address the Company’s capacity planning for the coming years, with plans to fully finance all aircraft expenditures and engine overhauls remaining in 2020.

The Company’s fleet operating model will continue to provide significant competitive advantages. GOL does not have widebody aircraft or aircraft financed in capital markets structures, EETCs or finance leases. Its fleet consists of 100% operating leases and narrow-body aircraft that can operate in all domestic, regional and international markets.

Given the negative impact of this global pandemic on aircraft values, the Company was able to obtain favorable contract adjustments with its lessor partners, effectively marking-to-market its leases and converting a portion of fixed monthly lease payments into variable power-by-the-hour payments. GOL’s aircraft lease contracts are adjusted to the expected recovery of demand during 2020 and 2021, providing an effective reduction in the Company’s unit operating costs, and avoiding impairments with onerous deferral-only agreements. GOL has ensured the maintenance of its world-class fleet, important lessor relationships and its market leadership as a reliable, low-cost and highly efficient airline.

Maintaining a Conservative Cash Forecast

GOL entered the COVID-19 crisis at a time when it had the strongest balance sheet among its South American peers, as well as the lowest cost and most flexible business model. Since then, the Company has focused relentlessly on further reducing costs, creating more operational flexibility, and maintaining liquidity to fund operations.

Matching capacity to demand has always been a competitive advantage in the Company’s fleet management. September 2020 showed continued demand recovery over August 2020 and provided better visibility into the last quarter of the year. GOL’s current capacity planning scenario for 4Q20 is a growth of +120% over 3Q20, reaching 80% of its 2019 domestic supply by year-end, and maintaining significant flexibility to respond to the prevailing demand trends.

GOL was the first and the only airline in South America to announce agreements to secure jobs for its Employees, in addition to offering a Voluntary Leave Program and early retirement that resulted in a total headcount reduction of approximately 1,000 people. These measures enabled the Company to protect jobs and match personnel costs to operations, which provided significant variable cost flexibility to ramp-up its network more efficiently this year and in 2021. For 3Q20, GOL expects to maintain personnel costs reduced at up to 40% of pre-pandemic levels.

On these conservative assumptions, and with the increase in operational volumes and sales, the Company has improved its operating cash flow equilibrium. Thus, the Company estimates that it has sufficient liquidity to finance its working capital, expenses and debt service during this growth phase. Based on GOL’s current liquidity levels and having converted a significant portion of fixed payroll and fleet costs into variable costs, the Company will maintain its market unit cost leadership. Resuming high aircraft utilization and expanding its network predominantly concentrated in Brazil will enable GOL to continue to operate with the lowest and most variable cost structure among its peers. The Company believes it has strong advantages relative to its direct competitors as the market recovers.

This competitive advantage is further evidenced by the actions of GOL’s stakeholders who have supported the Company during this global crisis. GOL Management fully honored its commitments with the global capital markets, including the amortizations of its market-held Senior Notes due 2022 (US$78 million in 1Q20) and its market-held Term Loan B (US$300 million in 1Q20). The Company is the only airline in Latin America to have returned capital to investors in 2020. GOL expects these actions will continue to define the Company, and it counts on the continued support and trust of GOL’s stakeholders and partners investing in the recovery of the Brazilian market.

2	GOL Linhas Aéreas Inteligentes S.A.

Monthly Investor Update: Capacity, Cash Consumption and Liquidity

Delivering Cash Equilibrium as Planned

September 2020 recorded a 43% growth over August 2020 in the search for GOL airline tickets. On specific dates this metric was higher than the same day in 2019, an important sign of returning consumer confidence. Because of this greater interest, the Company recorded a 60% increase in sales across all sales channels when compared to August. With the addition of flights during the month, the revenue from passengers transported increased 79% over August, with better yield efficiency than competitors through GOL’s rational capacity management.

Considering operating inflows and outflows, GOL generated net cash of R$1 million/day, which includes sales and receivables of approximately R$20 million/day.

For the remainder of 2020 (October-December), assuming expected revenues, no ATL refunds, the results of agreements with Employees, lessors and suppliers, and full payment of financial expenses, the Company estimates a net cash consumption of approximately R$2 million/day.

Preserving the Company’s Balance Sheet Liquidity

GOL ended the month with approximately R$2.2 billion in total liquidity. The average maturity of the Company’s long-term debt, excluding aircraft leases and perpetual notes, is nearly four years.

“With the successful satisfaction on our obligations relating to the Senior Notes due 2022 and the Term Loan B, we have no significant debt maturities until 2024, which reflects the Company’s work strengthening its balance sheet over the last four years. We have fulfilled all the relevant financial obligations provided for in our financial cash flow, and we have a solid partnership with the main providers of working capital. The financial management since the beginning of this pandemic reflects GOL’s commitment to its investors and continues our focus on having a sound capital structure and strengthening the balance sheet through the recovery period,” stated Richard Lark, CFO.

In September 2020, the Company generated additional liquidity from the monetization of some of its fuel hedge positions that were preserved throughout this pandemic, releasing approximately R$300 million of margin deposits previously recorded in restricted cash. Consolidated restricted cash decreased to approximately R$500 million at the end of 3Q20. Including the financeable amounts of deposits and unencumbered assets, GOL’s potential liquidity sources total approximately R$6 billion.

Building Trust with the Resumption of Travel

During the months of January to September, the Company obtained the top rating on the Consumidor.gov.br portal, leading in the Solution Index, the Satisfaction Index and the Average Response Time.

In response to the pandemic, GOL reinforced all of its procedures to ensure the Health and Safety of its Customers and Employees, with increased attention to the cleaning of aircraft, including the use of a hospital-grade disinfectant for the service galleries and all areas of intense use in the cabin and the cockpit.

GOL’s aircraft have HEPA air filters, which eliminates 99.9% of particles such as bacteria, viruses and other impurities on board, allowing the circulation of purer air. In addition, each set of 3 to 7 seats rows has its own air circulation system, which flows vertically from top to down, making minimal air circulation among passengers.

GOL also equipped its Employees with gloves and masks, in addition to making alcohol-based gel available to the crew and Customers on the aircraft. The use of masks on board, mandatory as of May 10, was well accepted by Customers. As a result of the Company’s care towards its Employee base and attention to health security, on average active GOL Employees have tested positively for COVID-19 only once in every 1,129 flights, an astonishingly low rate, of which the Company is proud.

3	GOL Linhas Aéreas Inteligentes S.A.

Monthly Investor Update: Capacity, Cash Consumption and Liquidity

During the beginning of October, GOL carried out successful tests with the new telepresence robot at Guarulhos airport, which will allow a humanized and objective service, without any physical contact. In addition, the new robot provides screen sharing for reading QR code. “We believe that technology is a powerful ally for GOL’s business model, and this is another intelligent initiative to make service at airports more flexible and safer,” commented Paulo Kakinoff.

Currently, 90% of GOL’s enplanements take place without human contact. The Company’s flight app enables Customers to buy tickets, check in, check baggage and board, including with facial recognition, and the service via WhatsApp, through which many of its Customers check-in without the need for human interaction, in addition to flight status queries and reservation management.

Kakinoff concluded: “Through our values of Service and Safety, our Customers are increasingly confident in flying. We are working on every front, from ticket purchase and customer service through boarding, in-flight services and arrivals, to ensure that our passengers are safe and comfortable during the entire flight experience.”

Key Metrics – September 2020 (preliminary and unaudited)

Liquidity	September/2020	∆ August/2020
Total liquidity Deposits Unencumbered assets	R$2.2 billion R$2.5 billion R$1.3 billion	+8% -1% +5%
Operating Net Cash generated	September/2020	∆ August/2020
Cash outflows Cash inflows Net cash generation	R$(19) MM/day R$20 MM/day R$1 MM/day	+19% +22% NM
Fleet	September/2020	∆ August/2020
Total (average) Grounded aircraft (average) Operating aircraft (average) Flights per day (average) Network destinations	129 58 71 270 (37% of 2019) 60 (22% of 2019)	-1 -12 +11 +45% +5%
Operating Results	September/2020	∆ August/2020
Seats (000) ASK (million) Load factor Consolidated gross sales (R$MM) Consolidated gross revenue (R$MM)	1,423 1,687 80.0% 800 474	+38% +35% +0.6 p.p. +60% +65%

1- Excluding debt service.

4	GOL Linhas Aéreas Inteligentes S.A.

Monthly Investor Update: Capacity, Cash Consumption and Liquidity

3Q20 Commentary

•    GOL expects a Loss Per Share (EPS) and a Loss Per American Depositary Share (EPADS) for 3Q20 of approximately R$3.20[1] and US$1.15[1], respectively.

•    EBITDA[2] margin for the third quarter excluding non-operating and non-recurring expenses is expected to be 21% to 23%, a decrease in relation to the quarter ended in September 2019 (31%2).

•    Passenger unit revenue (PRASK) for the third quarter is expected to be down approximately 16% year-over-year. GOL expects unit revenue (RASK) to be 13% lower when compared to 3Q19, mainly due to the increased participation of cargo revenues.

•    Non-fuel unit costs (CASK ex-fuel) for 3Q20 excluding non-operating and non-recurring expenses are expected to increase approximately 9%[4] compared to 3Q19 reported CASK ex-fuel, primarily due to a 70% reduction in ASKs and the 35% depreciation of the Brazilian Real versus the US dollar. Fuel unit costs (CASK fuel) are expected to decrease by approximately 14% year-over-year, positively impacted by a 16% decrease in the average fuel price.

•    GOL’s financial leverage, as measured by the Net Debt3/LTM EBITDA ratio, was approximately 5x at the end of the September 2020 quarter. The Company amortized approximately R$1.0 billion of debt in the quarter, and total liquidity was R$2.2 billion, comprised of R$1.5 billion in cash and investments and R$0.7 billion in receivables. Including the financeable amounts of deposits and unencumbered assets, GOL’s liquidity sources total approximately R$6 billion.

Preliminary and Unaudited Projections

EBITDA Margin[2]

EBIT Margin[4]

Other Revenue (cargo, loyalty, other)

Average fuel price per liter

Average exchange rate

Passenger unit revenue (PRASK)

Operating CASK Ex-fuel[4]

Total Demand – RPK

Total Capacity – ASK

Total Capacity – Seats

3Q20 21% - 23% 4% - 6% 8% of revenues R$2.30 - R$2.36 R$5.38 3Q20 vs. 3Q19 Down ~16% Up ~9% Down ~72% Down ~70% Down ~72%
1.	Excluding gains and losses on currency and Exchangeable Senior Notes.
2.	Excluding non-operating expenses and depreciation related to fleet idleness of approximately R$900 million in 3Q20 and non-recurring expenses of approximately R$80 million in 3Q19.
3.	Excluding Perpetual Notes and Exchangeable Senior Notes.
4.	Excluding depreciation and non-operating expenses of approximately R$900 million in 3Q20 and non-recurring expenses of approximately R$80 million in 3Q19.
5	GOL Linhas Aéreas Inteligentes S.A.

Monthly Investor Update: Capacity, Cash Consumption and Liquidity

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

Media Relations

Becky Nye, Montieth & Company
bnye@montiethco.com

+1 646 864 3517

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 16,000 highly skilled aviation professionals and operates a fleet of 129 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 19-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

Non-GAAP Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, “total liquidity” and "EBITDA". The Company’s management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 9, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer